Filed by The Interpublic Group of Companies,
                                   Inc. Pursuant to Rule 425 under the
                                   Securities Act of 1933 deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                   Subject Company: True North Communications
                                   Inc. Commission File No. 1-5029


Cautionary Statement

This document contains forward-looking statements. Statements that are not historical fact, including statements about Interpublic's beliefs and expectations constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Interpublic undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Interpublic cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those associated with the effect of national and regional economic conditions, the ability of Interpublic to attract new clients and retain existing clients, the financial success of the clients of Interpublic, and developments from changes in the regulatory and legal environment for advertising companies around the world, and the successful completion and integration of acquisitions which complement and expand Interpublic's business capabilities.

Another important factor is Interpublic's acquisition strategy. One of Interpublic's business strategies is to acquire businesses that complement and expand its current business capabilities. Accordingly, Interpublic is usually engaged in evaluating potential acquisition candidates. Interpublic is currently engaged in a number of preliminary discussions that may result in one or more substantial acquisitions. These acquisition opportunities require confidentiality and from time to time give rise to bidding scenarios that require quick responses by Interpublic. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transactions, the announcement of any such transaction may lead to increased volatility in the trading price of the shares of Interpublic.

Moreover, the success of recent or contemplated future acquisitions will depend on the effective integration of newly-acquired businesses into Interpublic's current activities. Important factors for integration include realization of anticipated synergies and the ability to retain new personnel and clients.

Investors should evaluate any statements in light of these important factors.

The Interpublic Group of Companies, Inc. and True North Communications Inc. have filed a proxy statement/prospectus with the Securities and Exchange Commission concerning the proposed merger pursuant to which True North would become a wholly owned subsidiary of Interpublic. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENT TO THAT DOCUMENT BECAUSE THE PROXY STATEMENT/PROSPECTUS CONTAINS, AND ANY AMENDMENT TO THAT DOCUMENT WILL CONTAIN, IMPORTANT INFORMATION ON THE PROPOSED MERGER. Investors and securityholders are able to obtain the proxy statement/prospectus, and will be able to obtain any amendments to that document, free of charge at the SEC's website (http://www.sec.gov/EDGAR), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Interpublic and True North may be obtained free of charge by contacting The Interpublic Group of Companies, Inc., 1271 Avenue of the Americas, New York, NY, 10020, Attn: Investor Relations (tel:
212-399-8057), or True North Communications Inc. at 101 East Erie Street, Chicago, IL, 60611, Attn: Corporate Communications (tel: 312-425-6500). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS THERETO, CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. True North and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of True North's stockholders to approve and adopt the merger agreement with Interpublic. The participants in this solicitation may include the directors and executive officers of True North, who may have an interest in the transaction as a result of holding shares or options of True North. A detailed list of the names and interests of True North's directors and executive officers, and of their ownership interests in True North, is contained and incorporated by reference in the proxy statement/prospectus.


THE FOLLOWING IS THE NEWSPAPER ARTICLE DISSEMINATED BY THE NEW YORK TIMES ON MAY 22, 2001.

NEWSPAPER ARTICLE    22 May 2001

Business/Financial Desk; Section C

THE MEDIA BUSINESS: ADVERTISING
Interpublic does some reshuffling as it prepares to become the world's largest agency company.
By Stuart Elliott

05/22/2001
The New York Times
Page 8, Column 3
c. 2001 New York Times Company

THE agency company that is soon to become the world's largest, the Interpublic Group of Companies, is beginning a major reorganization of its operations that is starting with changes in the senior management of one of its principal agencies, Lowe Lintas & Partners Worldwide.

Interpublic, based in New York, will leapfrog the WPP Group and become first in billings, at $68 billion, as well as revenue, at $8.1 billion, when its acquisition of True North Communications in Chicago is completed during the summer. Shareholders of True North are expected to approve the proposed acquisition, whose cost is estimated at $2.3 billion, at a special meeting on June 19.

The deal will bring agencies like Avrett Free & Ginsberg; BSMG Worldwide; the Bozell Group; FCB Worldwide; TN Media; and Temerlin McClain into the Interpublic fold, which now includes shops like Campbell Mithun; Deutsch; Draft Worldwide; Initiative Media Worldwide; the Lowe Group, parent of Lowe Lintas; and the McCann-Erickson World Group.

Already, trade publications have speculated about realignments that would, for example, bring the Dallas and Houston offices of McCann-Erickson Worldwide Advertising under the aegis of Temerlin McClain, based in Irving, Tex., a Dallas suburb, or combine Initiative Media Worldwide, the Interpublic media services agency, with its True North counterpart, TN Media.

But Interpublic executives are studying shifts that would be far more significant than realigning offices from one agency to another or merging shops that handle similar tasks.

"The True North acquisition is an opportunity for us to look at Interpublic in a deeper way," John J. Dooner Jr., chairman, president and chief executive at Interpublic, said in a telephone interview yesterday.

"We're reviewing the total Interpublic to ensure we're well situated for future growth," he added, "and best able to bring resources to bear against clients' marketing needs."

"Five years ago, marketing solutions were rendered by and large via advertising," Mr. Dooner said. "Today, marketing is much more complex."

"The need for multiple communications tools is understood," he added, "and as we go forward, we must be able to bring those tools forward for clients in the ways that are most powerful for them."

Mr. Dooner declined to discuss the specific details of the reorganization plan that is being developed by a transition team because, he said, "it's not done yet."

The team includes Mr. Dooner; David Bell, chairman and chief executive at True North, who is to become vice chairman at Interpublic after the acquisition closes; Barry Linsky, executive vice president for planning and business development at Interpublic; and Bruce Nelson, executive vice president and chief marketing officer at Interpublic.

The trade publication Adweek reported this week that the reorganization would be extensive enough to affect more than a dozen Interpublic and True North agencies in advertising, media services, direct marketing and public relations. The centerpiece would be the formation of a unit named the Partnership, Adweek reported, that would operate alongside McCann-Erickson and FCB as a worldwide agency network offering a range of marketing communications services.

Mr. Dooner demurred when asked to respond to the accuracy of the Adweek report. "Really, all I can say is that it's logical you'd take advantage of the acquisition," he said, "to relook at Interpublic to see what changes could make us more powerful or more effective going forward."

Adweek reported that the Partnership would be headed by Mr. Bell as chief executive; Frank Lowe, chairman and chief executive at the Lowe Group and Lowe Lintas & Partners Worldwide, as chairman; and Michael Sennott, deputy chairman at Lowe Lintas in New York, as vice chairman.

Perhaps as a prelude to those changes, Mr. Lowe announced yesterday that he would relinquish his duties as chief executive at Lowe Lintas to Jerry Judge, the president of the agency, who is now based in London. Mr. Lowe, who will turn 60 in August, will continue heading the Lowe Group as well as Octagon, the Interpublic global sports marketing agency.

"As chairman, I will continue to work closely with Jerry," Mr. Lowe said in a statement, "but will hand over some of the responsibilities that are involved in the day-to-day running of a network that is at least twice the size it was a year and a half ago."

Mr. Lowe's reference was to the formation in late 1999 of Lowe Lintas, which Interpublic created by merging Lowe & Partners Worldwide with Ammirati Puris Lintas. The amalgamation of the two agencies, each with widely divergent histories and strengths, has been bumpy, to say the least; the trade publication Advertising Age estimated yesterday that the American billings of the combined agency fell almost 50 percent from the billings the two predecessor shops brought to the merger, although there have been account gains that offset about half the losses.

Those difficulties at the Lowe Lintas American operations have been reflected in a series of comings and goings among top executives there. Underscoring the focus on seeking to solve the problems, there is to be a new chief executive for United States operations, Paul Hammersley, who had been chief executive at the Lowe Lintas office in London. And in the summer, when Mr. Judge is to become chief executive at Lowe Lintas, he will move to New York from London; he has been dividing his time between the two cities.

Mr. Judge, 51, has worked at Lowe Lintas since 1993, when he joined the London agency, then named Lowe Howard-Spink, as chief executive. He became head of European operations in 1997 and president of worldwide operations two years later.

Also yesterday, Interpublic and True North said that another step in the path to the acquisition's completion had been taken when the waiting period related to the Hart-Scott-Rodino Act expired without a request for further information. The deal awaits additional steps, like the approval of the True North shareholders and regulatory clearance from the European Union.

In trading yesterday on the New York Stock Exchange, shares of Interpublic closed at $38.50, up 91 cents, and shares of True North closed at $43.40, up 15 cents.